UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 14, 2020

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9.        Other Events

On June 14, 2020, the Company entered into a Separation Agreement and General Release with Ronald Wilson, a director of the Company and the Company’s former Chief Executive Officer (the “Separation Agreement”). Pursuant to the Separation Agreement, the Company agreed to retain Mr. Wilson as a consultant to the Company. In exchange, Mr. Wilson agreed to release all claims against the Company, including any claims relating to certain separation-related compensation and benefits under Mr. Wilson’s employment agreement dated July 29, 2016 (filed as Exhibit 6.3 to the Company’s Annual Report on Form 1-K dated April 29, 2020). Mr. Wilson will receive a maximum total compensation of $400,000 for his services as a consultant to the Company pursuant to the Separation Agreement, which is approximately the amount of compensation Mr. Wilson would have been owed in separation-related compensation and benefits pursuant to the terms of Mr. Wilsons’s employment agreement referenced above.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ James Caccavo
Name:	James Caccavo
Title:	Interim Chief Executive Officer

Date:	June 18, 2020

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Exhibit Index

Exhibit No.	Description

6.21	Separation Agreement and General Release of All Claims between the Company and Ronald Wilson dated June 14, 2020.

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